SilverCrest Reports Results of 2022 AGM

TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - June 16, 2022 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce the results of its Annual General Meeting of Shareholders ("AGM") held in Vancouver, BC, on June 15, 2022.

A total of 85,223,625 votes were represented at the AGM amounting to 58.42% of the issued common shares as of the record date.

Shareholders approved the fixing of the number of directors at six. The following is the tabulation of proxy votes in the election of the six directors:

Directors	Votes in Favour	% in Favor
N. Eric Fier	62,324,864	99.68%
Laura Diaz	62,257,809	99.58%
Ani Markova	60,817,230	97.27%
Hannes P. Portmann	61,770,402	98.80%
Graham C. Thody	61,577,501	98.49%
John H. Wright	61,632,943	98.58%

The shareholders also approved the re-appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of SilverCrest.

In addition, the shareholders approved the adoption of a new "rolling 5.5%" Stock Option Plan for the Company.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and near-term production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed construction of its Las Chispas Project and is proceeding with commissioning. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.	For Further Information:
SilverCrest Metals Inc.
Contact: Lindsay Bahadir, Manager
Investor Relations and Corporate Communications
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1